Exhibit 99.1

500.com Limited Announces Change of Board Composition

November 1, 2017

SHENZHEN, China, November 1, 2017—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that effective November 1, 2017, Mr. Lian Qi, a director and Chairman of the Board of Directors of 500.com (the “Board”) and Co-President of Tsinghua Unigroup Co., Ltd. (“Tsinghua Unigroup”), has stepped down from the Board. Mr. Yonghong Zhang has been appointed as a director and Chairman of the Board, effective November 1, 2017. Mr. Zhang will join the Compensation Committee and join and chair the Strategy Committee of the Board.

Mr. Zhang has been the Vice President of Tsinghua Unigroup since December 2015. In addition, Mr. Zhang was the President of China Region of Acer Group from November 2009 to October 2015, the Vice President of CHINA HP Co., Ltd. from October 1998 to November 2009 and Deputy General Manager of Lenovo Group Ltd. from April 1993 to June 1996. Mr. Zhang received a master’s degree in engineering in precision machinery from the University of Science and Technology of China in 1993 and a bachelor of engineering degree in precision instrument from Tsinghua University in 1990.

“On behalf of the Board of Directors, I would like to express our sincerest gratitude to Mr. Lian Qi, for his outstanding contributions to the Company over the past year,” commented Mr. Yonghong Zhang, Chairman of the Board of Directors of 500.com. “We wish him success in his future endeavors.”

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.